                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549



                                     FORM 11-K


          (Mark One)

           X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          ---  EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1995, or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          --- SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from

                                        to                            .
               -------------------------   ---------------------------


                         COMMISSION FILE NUMBER 1-9498.

                    A.  Allegheny Ludlum Retirement Savings Plan

                    B.  Allegheny Ludlum Corporation
                        1000 Six PPG Place
                        Pittsburgh, PA  15222

                              ANNUAL REPORT ON FORM 11-K
                    FOR THE ALLEGHENY LUDLUM RETIREMENT SAVINGS PLAN
                       FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


          Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," the Annual Report on Form 11-K for the fiscal year ended December 31, 1995, consists of the audited financial statements of the Allegheny Ludlum Retirement Savings Plan (formerly known as the Allegheny Ludlum Planned Savings Plan) for the fiscal year ended December 31, 1995, and the related schedules thereto. The Allegheny Ludlum Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Item 1-3 of that section of the General Instructions.

                              Audited Financial Statements

                                        for the

                         Allegheny Ludlum Retirement Savings Plan

                                          for

                          Years ended December 31, 1995 and 1994
                            with Report of Independent Auditors

                          have been filed under cover of Form SE
                           pursuant to General Instruction E of
                            Form 11-K and Reg. Section 232.311

                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Personnel and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             ALLEGHENY LUDLUM RETIREMENT
                                             SAVINGS PLAN



          Date:  April 9, 1996               By:   /s/ Bruce A. McGillivray
                                             ------------------------------
                                             Bruce A. McGillivray
                                             Plan Administrator

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                                   EXHIBIT INDEX
                                   -------------


          The following exhibit is filed as part of this Annual Report on Form 11-K:



          Exhibit No.
          ----------

              23              Consent of Independent Auditors

                                                                 EXHIBIT 23


                         CONSENT OF INDEPENDENT AUDITORS


          We consent to the incorporation by reference in Registration Statement Number 33-18510 on Form S-8 dated November 13, 1987 and in Registration Statement Number 33-54787 on Form S-8 dated July 28, 1994 of our report dated March 14, 1996, with respect to the financial statements and schedules of the Allegheny Ludlum Retirement Savings Plan included in the Annual Report on Form 11-K for the year ended December 31, 1995.



                                             ERNST & YOUNG LLP


          Pittsburgh, Pennsylvania
          April 9, 1996

                                   [Allegheny Ludlum Corporation logo]
                                        April 9, 1996

          Jon D. Walton
          Vice President -
          General Counsel and Secretary
          412-394-2836


          United States Securities and
            Exchange Commission
          450 Fifth Street, N.W.
          Washington, DC  20549

               Re:  Allegheny Ludlum Corporation -
                    Commission File No. 1-9498 -- Form 11-K

          Gentlemen:

               On behalf of Allegheny Ludlum Corporation (the "Company") and in accordance with the rules of the Securities and Exchange Commission, I hereby transmit for filing one complete copy of the Company's annual report on Form 11-K for the Allegheny Ludlum Retirement Savings Plan (formerly known as the Allegheny Ludlum Planned Savings Plan) for the year ended December 31, 1995.
          The filing fee in this matter, in the amount of $250, has been transmitted to the Commission's lockbox depository pursuant to Regulation S-T.

               By copy of this letter, I am forwarding one complete signed copy and one complete conformed copy of the Form 11-K to the New York Stock Exchange.

               Please note that the Allegheny Ludlum Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In accordance with the instructions to Form 11-K, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been furnished as part of the annual report in lieu of plan financial statements prepared in accordance with the provisions of Article 6A of Regulation S-X. Further, such financial statements and schedules have been filed under cover of Form SE, as provided in Regulation
          Section 232.311 and General Instruction E of Form 11-K.

                                   Very truly yours,



                                   Jon D. Walton

          JDW/pat
          Enclosures
          cc/enc:  New York Stock Exchange
                              Executive and General Offices
                              Six PPG Place, Pittsburgh, PA  15222-5479
                              412-394-2800  FAX: 412-394-3010